

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 25, 2008

Mr. Robert Card
Chief Executive Officer
Jet Gold Corporation
Suite 1102, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3

> **Re:** **Jet Gold Corporation**
> **Form 20-F/A for the Year Ended August 31, 2006**
> **Filed on April 17, 2008**
> **Form 20-F for the Year Ended August 31, 2007**
> **Filed on February 29, 2008**
> **Response Letter Dated April 17, 2008**
> **Response Letter Dated September 2, 2008**
> **File No. 000-51212**

Dear Mr. Card:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief